UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                             )*


Grindrod Shipping Holdings Ltd.
(Name of Issuer)

Ordinary shares, no par value
(Title of Class of Securities)

Y28895103
(CUSIP Number)

Mariza Lubbe
Millennia Park, 16 Stellentia Avenue
Stellenbosch, South Africa 7600
Tel: +27 21 8883311
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 18, 2018
(Date of Event which Requires Filing of this Statement)



CUSIP No. Y28895103

1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Industrial Partnership Investments Proprietary Limited (1)

2.
Check the Approximate Box if a Member of a Group (See Instructions)


(a)


(b)


3.
SEC Use Only

4.
Source of Funds (See Instructions) OO(2)

5.
Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items 2(d) or 2(e)

6.
Citizenship or Place of Organization: Republic of South Africa

Number of Shares
Beneficially Owned
by Each Reporting
Person With
7.
Sole Voting Power 4,329,580

8.
Shared Voting Power -0-

9.
Sole Dispositive Power 4,329,580

10.
Shared Dispositive Power -0-

11.
Aggregate Amount Beneficially Owned by Each Reporting Person 4,329,580

12.
Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)

13.
Percent of Class Represented by Amount in Row (11) 22.7%(3)

14.
Type of Reporting Person (See Instructions)


OO


(1) Industrial Partnership Investments
Proprietary Limited is a wholly owned subsidiary of Remgro Limited, an entity listed on the Johannesburg Stock Exchange. Industrial Partnership Investments Proprietary Limited holds the securities described in this Schedule 13D directly.
(2) The ordinary shares mentioned in this
Schedule 13D were acquired as a result of the spin-off transaction by the
Issuer's parent company, Grindrod Limited, as reflected in the Issuer's Amendment No. 4 to its Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on June 12, 2018. As a result of the spin-off, Grindrod Limited made a distribution to its ordinary shareholders, including Industrial Partnership Investments Proprietary Limited, in specie consisting of notes convertible into shares of the Issuer.
(3) Based on 19,063,833 ordinary shares, no par value (Ordinary Shares) outstanding, as reflected in the Issuers Amendment No. 4 to its Form 20-F, as filed with the SEC on June 12, 2018 (indicating that the total amount of the Issuers Ordinary Shares outstanding after the completion of the spin-off transaction by the Issuers parent, Grindrod Limited, would be 19,063,833 Ordinary Shares), and the Form 6-K filed by the Issuer with the SEC on June 18, 2018 (indicating that the spin-off transaction had closed and the Issuers Ordinary Shares had begun trading on NASDAQ).



CUSIP No. Y28895103

1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Remgro Limited(1)
2.
Check the Approximate Box if a Member of a Group (See Instructions)


(a)


(b)

3.
SEC Use Only

4.
Source of Funds (See Instructions) OO(2)

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.
Citizenship or Place of Organization: Republic of South Africa

Number of Shares
Beneficially Owned
by Each Reporting
Person With
7.
Sole Voting Power 4,329,580

8.
Shared Voting Power -0-

9.
Sole Dispositive Power 4,329,580

10.
Shared Dispositive Power -0-

11.
Aggregate Amount Beneficially Owned by Each Reporting Person 4,329,580

12.
Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)

13.
Percent of Class Represented by Amount in Row (11) 22.7%(3)

14.
Type of Reporting Person (See Instructions)

OO


(1) Remgro Limited is an entity listed on the Johannesburg Stock Exchange and owns the entire share capital of
Industrial Partnership Investments Proprietary Limited. Remgro Limited does not directly hold any securities of the Issuer.
(2) The ordinary shares mentioned in this Schedule 13D were acquired as a result of the spin-off transaction by the Issuer's parent company, Grindrod Limited, as reflected in the Issuer's Amendment No. 4 to its Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on
June 12, 2018. As a result of the spin-off, Grindrod
Limited made a distribution to its ordinary shareholders, including Industrial Partnership Investments Proprietary Limited, in specie consisting of notes convertible into shares of the Issuer.
(3) Based on 19,063,833 ordinary shares, no par value (Ordinary Shares) outstanding, as reflected in the Issuers Amendment No. 4 to its Form 20-F, as filed with the SEC on June 12, 2018 (indicating that the total amount of the Issuers Ordinary Shares outstanding after the completion of the spin-off transaction by the Issuers parent, Grindrod Limited, would be 19,063,833 Ordinary Shares), and the Form 6-K filed by the Issuer with the SEC on June 18, 2018 (indicating that the spin-off transaction had closed and the Issuers Ordinary Shares had begun trading on NASDAQ).


Item 1. Security and Issuer
       This Schedule 13D relates to the ordinary shares,
without par value ("Ordinary Shares"), of Grindrod Shipping
Holdings Ltd., a company organized under the laws of
the Republic of Singapore ("Issuer").
       The Issuer's principal executive offices is
#03-01 Southpoint, 200 cantonment Road, Singapore 089763.
       The Reporting Persons (as defined in Item 2)
beneficially own 4,329,580 Ordinary Shares of the Issuer,
representing approximately 22.7% of the outstanding Ordinary
Shares of the Issuer. Remgro Limited does not hold
any shares of the Issuer directly; however,
Remgro Limited holds the entire share capital of Industrial Partnership Investments Proprietary Limited, which in turn directly holds 4,329,580 Ordinary Shares of the Issuer.
Item 2. Identity and Background
(a)	This Schedule 13D is being jointly filed by
the following persons (each, a "Reporting Person").
       (i)	Industrial Partnership Investments Proprietary Limited; and
	(ii)	Remgro Limited
(b)	The address of the principal business and principal
office of each Reporting Person is Millennia Park,
16 Stellentia Avenue, Stellenbosch, South Africa 7600.
(c)	The principal business of Industrial Partnership
Investments Proprietary Limited is to act as an investment
vehicle for Remgro Limited. The principal business of
Remgro Limited is an investment holding company.
(d) - (e)	 During the last five years, none of the
Reporting Persons, and, to the best of each such Reporting Person?s knowledge, none of the executive officers or directors of such Reporting Person have been (i) convicted in a criminal
proceeding (excluding traffic violations or similar misdemeanors)
or (ii) a party to a civil proceeding of a judicial or
administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,
decree or final order enjoining future violations of, or
prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Each Reporting Person is organized under the laws
of the Republic of South Africa.
Item 3. Source and Amount of Funds or Other Consideration
       The Ordinary Shares mentioned in this Schedule 13D were
acquired by Industrial Partnership Investments
Proprietary Limited as a result of the spin-off transaction
by the Issuer's parent company, Grindrod Limited, as
reflected in the Issuer's Amendment No. 4 to its Form 20-F
filed with the SEC on June 12, 2018. As a result of the
spin-off, Grindrod Limited made a distribution in specie consisting of notes convertible into shares of the Issuer to its
ordinary shareholders, including Industrial Partnership Investments Proprietary Limited. The notes were immediately and automatically converted into shares of the Issuer following the distribution of the convertible notes to the parent's
ordinary shareholders.
Item 4. Purpose of Transaction
       As reflected in the Issuer's Amendment No. 4 to its
Form 20-F filed with the SEC on June 12, 2018, the board
of directors of Grindrod Limited, a public company incorporated in accordance with the laws of the Republic of South
Africa ("Parent"), approved the demerger (or spin-off) of its shipping business, on August 23, 2017 ("Spin-Off"). As a
result of the Spin-Off, Parent sold the shares it held in its wholly-owned subsidiaries to the Issuer, a newly formed
entity incorporated in accordance with the laws of the
Republic of Singapore, created to hold Parent's shipping
business, in exchange for a market related consideration that were settled by way of the issuance by the Issuer of
compulsorily convertible notes, to Parent, which were be
distributed to Parent's shareholders in the Spin-Off. The
convertible notes were immediately and automatically
converted into ordinary shares in the Issuer following the
distribution of the convertible notes to Parent's ordinary
shareholders. Each convertible note was converted into one
ordinary share of the Issuer with shareholders of the
Issuer holding Issuer ordinary shares in the same proportion as they held their Parent ordinary shares immediately following the consummation of the Spin-Off.
       The Reporting Persons may engage in discussions
with the Issuer and Issuers management and board of
directors, other stockholders of the Issuer and other
interested parties that may relate to the governance and board composition, business, operations, cost structure,
management, assets, capitalization, financial condition, strategic plans, and the future of the Issuer.
        The Reporting Persons intend to review their investments
in the Issuer on a continuing basis. Depending on
various factors and subject to the obligations described
herein, including, without limitation, the Issuers financial position and strategic direction, actions taken by the
board of directors, price levels of shares of Ordinary Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by
the Reporting Persons, tax considerations, market conditions and general economic and industry conditions, the
Reporting Persons may take such actions with respect to
their investments in the Issuer as they deem appropriate,
including, without limitation, purchasing additional
ordinary shares of the Issuer or other financial instruments related to the Issuer or selling some or all of their beneficial
or economic holdings, engaging in hedging or similar
transactions with respect to the securities relating
to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.
Item 5. Interest in Securities of the Issuer
       The percentages used in this Item 5 and in the rest
of this Schedule 13D are calculated based on 19,063,833
Ordinary Shares outstanding, as reflected in the
Issuers Amendment No. 4 to its Form 20-F, as filed with the SEC on
June 12, 2018 (indicating that the total amount of
the Issuers Ordinary Shares outstanding after the completion of the spin-off transaction by the Issuers parent,
Grindrod Limited, would be 19,063,833 Ordinary Shares),
and the Form 6-K filed by the Issuer with the SEC
on June 18, 2018 (indicating that the spin-off transaction
had closed and the
Issuers Ordinary Shares had begun trading on NASDAQ).
(a) 	As of 2 August 2018, Remgro Limited beneficially
owns 4,329,580 Ordinary Shares of the Issuer
(representing approximately 22.7% of the Issuer's
outstanding Ordinary Shares), which includes 4,329,580
Ordinary Shares held by Industrial Partnership Investments
Proprietary Limited.
(b)	As of 2 August 2018:
	Industrial Partnership Investments Proprietary
Limited has:
 	(i)	sole power to vote or direct the vote
of 4,329,580 shares;
 	(ii)	shared power to vote or direct the vote
of -0- shares;
 	(iii)	sole power to dispose or direct the
disposition of 4,329,580 shares; and
 	(iv)	shared power to dispose or direct the
disposition of -0- shares.
	Remgro Limited has:
	(i)	sole power to vote or direct the
vote of 4,329,580 shares;
 	(ii)	shared power to vote or direct the
vote of -0- shares;
 	(iii)	sole power to dispose or direct the
disposition of 4,329,580 shares; and
 	(iv)	shared power to dispose or direct the
disposition of -0- shares.
(c)	There have been no transactions with respect to the
Shares during the sixty days prior to the date of filing of
this Schedule 13D by any Reporting Person.
(d)	There have been no transactions with respect to the
Shares during the sixty days prior to the date of filing of
this Schedule 13D by any Reporting Person.
(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer
       Except as otherwise described herein, to the best
knowledge of the Reporting Persons, there are no contracts,
arrangements, understandings or relationships (legal or otherwise)
among the persons named in Item 2 and between
such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or
voting of any of the securities, finder?s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of
profits, division of profits or loss, or the giving or
withholding of proxies.
Item 7. Material to Be Filed as Exhibits
       Exhibit A: 	Joint Filing Agreement dated 2 August 2018.


EXHIBIT A
       JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)
       The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Signature
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




INDUSTRIAL PARTNERSHIP INVESTMENTS
PROPRIETARY LIMITED
By:

/s/ Mariza Lubbe


Name: Mariza Lubbe


Title:  Director




REMGRO LIMITED
By:

/s/ Mariza Lubbe


Name: Mariza Lubbe


Title:  Director
/s/ Mariza Lubbe

Mariza Lubbe

       Date: 2 August 2018





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SEC 1746(3-06)





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